Exhibit 99.13

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of Silvercorp Metals Inc. (hereinafter called the "Company") will be held at the Malaspina Room located on the Concourse Level of The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia V6C 3L5 on Friday, September 26, 2008 at the hour of 10:00 a.m. for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2008, together with the report of the auditor thereon;

3.	to elect Directors of the Company for the ensuing year;

4.	to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor for the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration;

5.	to approve, ratify and confirm the Shareholder Rights Plan as set forth in the Shareholder Rights Plan Agreement dated August 11, 2008 (amending the Rights Plan dated July 6, 2005) between the Company and Computershare Investor Services Inc., and the issuance of all rights pursuant to such Shareholder Rights Plan Agreement;

6.	to approve, ratify and confirm all acts of the Directors and Officers of the Company on its behalf during the preceding year; and

7.	to transact such further and other business as may be properly be brought before the Meeting or at any adjournments thereof.

Only Shareholders of record on August 22, 2008 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy and deliver it to the Company’s Transfer Agent: Computershare Investor Services Inc., in accordance with the instructions set out in the form of Proxy and the Circular accompanying this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng” Dr Rui Feng Chairman, CEO and Director